

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 19, 2017

Via E-mail
Edwin J. Rigaud
Chief Executive Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, Ohio 45202

> **Re: Legacy Acquisition Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted April 5, 2017**
> **CIK No. 0001698113**

Dear Mr. Rigaud:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 28

1.   Please reconcile your response to prior comment 12 that the Class F holder will automatically receive 20% of the issued and outstanding shares of Class A common stock upon consummation of the initial business combination with your disclosure on page 14 that the 20% calculation excludes shares and "equity-linked" securities issued or to be issued to any seller in the business combination. It appears that the number of Class A shares to be issued to the Class F holder could vary significantly depending on whether you issue shares to new investors to finance the acquisition or you issue shares directly to the seller of the business you acquire.

2.   We note your response to prior comment 33. In an appropriate risk factor, please disclose the material risks of the founder shares being transferred to individuals who would not be bound by the same agreements in the event of your liquidation prior to completion of an initial business combination. In this regard, we note that paragraph (g) is excluded from your revised disclosure on page 111.

If third parties bring claims against us . . . page 35

3.   We note your response to prior comment 13. Please clarify for us whether your auditor executed an agreement with you waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of your public stockholders. If so, please have your auditor explain how it considered the guidance in Financial Reporting Codification (FRC) 602.02.b.iv, including Example 3, in executing that agreement.

We are not required to obtain an opinion…, page 41

4.   We note your response to prior comment 32. Please revise your risk factor to make clear, if true, that you do not intend to obtain a fairness opinion if you seek to complete a business combination with a company affiliated with a member of your advisory council.

The provisions of our amended and restated certificate of incorporation…, page 48

5.   Your response to prior comment 18 does not appear to reconcile with your disclosure here and your added disclosure on page 41 that "all" provisions of your amended and restated certificate of incorporation may be amended by shareholder vote. Please revise.

Management, page 102

6.   We note your response to prior comment 29. Please revise to disclose Mr. Finn's role in each of the financial institutions listed.

Certain Relationships and Related Party Transactions, page 113

7.   Please disclose your response to prior comment 35 regarding your sponsor not providing you the office space, utilities and other services that you indicate you will be receiving for the $10,000 per month to be paid to your sponsor. Ensure that your disclosure makes clear (1) what you mean by your response that the sponsor has "access" to the office space, utilities and other services and (2) what your sponsor itself is providing as consideration for the $10,000 per month. Also clarify which services the affiliate of your CEO will be funding that results in your $5,000 per month reimbursement. Ensure that your revised disclosure makes clear the purpose of funding these services through your affiliates rather than obtaining the services directly.

Founder Shares, page 118

8.   Please revise your disclosure in this section to include the information you provided in your response to prior comment 37 regarding how your Class A common stock underlying equity-linked securities would be "deemed issued." Also, show us examples of how the formula in your charter results in the 20% ownership mentioned in the second paragraph of this section (1) in a scenario where you issue equity linked securities to a seller in a business combination and (2) in a scenario where you issue equity linked securities in which all purchasers are not sellers in a business combination.

Public Stockholders' Warrants, page 119

9.   We note your response to prior comment 40. Please disclose what you mean by "public warrants" so that your prospectus makes clear which warrant holders can participate in a vote to amend the terms of the warrant and the warrant agreement.

Certain United States Federal Income Tax Considerations, page 129

10.   We note your response to prior comment 11. Please ensure that you have addressed the material alternatives to each disclosed tax consequence that is subject to uncertainty. For example, what is the tax implication if dividends are not "qualified dividends"?

        You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP